Exhibit 99.1

Kenon Files Annual Report on Form 20-F for the Year Ended December 31, 2022 with the
U.S. Securities and Exchange Commission

Singapore, March 30, 2023. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) has filed its Annual Report on Form 20-F for the Year Ended December 31, 2022 (the “2022 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023.

Kenon’s 2022 Annual Report can be downloaded from the SEC’s website (http://www.sec.gov) and is also available on Kenon’s corporate website (http://www.kenon-holdings.com). Hard copies of Kenon’s complete 2022 audited financial statements can be obtained, free of charge, upon request.